Roseville Communications Company



                                        For More Information contact:
                                        Brian H. Strom
                                        President - CEO
                                        or Darla Yetter
                                        Assistant to the President
                                        (916) 786-1225

March 13, 1998

                Roseville Communications Company
                 Adopts Shareholder Rights Plan

     ROSEVILLE, Calif.... Roseville Communications Company (RVCL) today announced its Board of Directors has adopted a Shareholder Rights Plan and declared a dividend of one Right on each outstanding share of Common Stock. The Rights automatically accrue to shareholders of record on March 13, 1998. The Rights Plan was adopted to help assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and guard against abusive and unsolicited hostile tactics to gain control of the Company. The Rights Plan was not adopted in response to any effort to acquire control of the Company, and the Board of Directors is not aware of any such effort. All Roseville shareholders of record will receive a letter outlining further details of the shareholder rights plan.

Roseville Communications Company is the holding company of Roseville Telephone Company. Roseville Telephone Company is ranked as the 20th largest incumbent local exchange telephone company in the United States and has provided telecommunications services for 84 years. Its primary service area is located northeast of the City of Sacramento encompassing the communities of Roseville, Citrus Heights, Granite Bay and Antelope.